

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 4, 2013

Via E-mail
Mr. Steven R. Gardner
President and Chief Executive Officer
Pacific Premier Bancorp, Inc.
1600 Sunflower Avenue
Second Floor
Costa Mesa, California 92626

Re: **Pacific Premier Bancorp, Inc.**
      Amendment Number One to Registration Statement on Form S-4
      Filed December 13, 2012
      File No. 333-184876

Dear Mr. Gardner:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4
General

1. Please provide us with copies of the board books.

Summary, page 4

2. We acknowledge your response to comment one of our letter to you dated December 7, 2012. In December 2012 you completed an offering of between 3.3 million and 3.795 million shares. The offering increased the number of your outstanding shares of common stock by approximately one third and increased the

amount of cash. Please update disclosure throughout the document related, directly or indirectly, to the number of shares outstanding including, but not limited to, the following:

- revise the "Parties" section on page 4 to update the aggregate percentage of shares owned by your major stockholders to reflect the recent sales;
- update your "Recent Developments" section on page 4 to state the actual number of shares sold and the amount of proceeds as well as the use of proceeds to date;
- revise per share data and performance ratios in your "Selected Financial Data" on page 15-19 to disclose the changes attributable to the increase in outstanding shares and cash; and
- revise the "Pro Forma Data' on pages 20-22 to adjust the numbers to reflect the change in the number of shares and cash.

3. We acknowledge your response to comment three. Please revise the section entitled "FAB Shareholders will Receive…" on page 6-7 as follows:
- revise the first paragraph of this section on page 6 to disclose percentage of shares of Pacific Premier that will be held by former stockholders of FAB and the percentage of shares of Pacific Premier held by current shareholders of Pacific Premier;
- revise the second paragraph on page 7 to define what you regard as "FAB's aggregate transaction-related expenses" including the extent to which these include payments or other compensation that Pacific Premier agreed to make to officers, directors and/or shareholders of FAB;
- as we requested, revise the second paragraph to illustrate the cash consideration in a formula; and
- as we requested, disclose the aggregate value of the mortgage related securities at the time of the merger agreement and at the time of the registration statement and separately the value of the government agency issued mortgage backed securities and the value of the collateralized mortgage obligations.

4. We acknowledge your response to comment four. Please revise the section entitled "Approval of the Merger" on page 10 to disclose the percentage of shares of FAB for which commitments have been made to vote in favor of the merger.

5. Please revise the section entitled "What will happen to Outstanding FAB Stock Options" on page 8 to disclose the amount of cash you will pay per option and the amount per warrant and explain any differences in the consideration paid from that for common stock of FAB. Disclose the extent that the options and warrants are held by directors and officers.

Risk Factors, page 23

6. Please revise the caption and the substance of the second risk factor on page 23 to clearly state the following risks to shareholders:
   - at the time they vote on the merger, the cash value may have dropped but that you will not notify them of any decrease in the amount of cash per share they will receive once the proxy statement is printed and there is no way for them to independently determine the amount of the cash they will actually receive; and
   - if they approve the proposed merger, the amount of cash they actually receive may not be $19 but could be substantially less than the price they approved.

7. We acknowledge your response to comment six. Consistent with Item 503(c), please revise the risk factor on page 24 (and disclosure on page 13) regarding interests of directors and officers as follows:
   - delete the second sentence that the interests you are disclosing "include, among other things" and revise this section to disclose all material interests; and
   - revise the second bullet point (and on pages 8 and 57) to disclose the amount of cash you will pay per option and per warrant and explain any differences in the consideration paid from that for common stock of FAB.

   As we requested, quantify the aggregate amount of benefits to the directors and officers and disclose the three largest amounts to directors and officers. Disclose the risk that these payments to officers and directors may reduce the cash payment to shareholders of FAB.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3375 if you have questions.

Sincerely,

/s/ Todd K. Schiffman

Todd K. Schiffman
Assistant Director